Exhibit 12.1

Royal Caribbean Cruises Ltd.
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings
Net income	$1,625,133	$1,283,338	$665,783	$764,146	$473,692
Income tax expense (benefit)	18,261	20,070	11,094	(20,896)	24,937
Income from equity investees, net of distributions	(46,570)	(52,408)	(53,015)	(45,362)	(26,071)
Fixed charges	333,977	342,307	314,107	299,410	364,515
Capitalized interest	(24,243)	(25,253)	(26,491)	(28,827)	(17,878)
Earnings	$1,906,558	$1,568,054	$911,478	$968,471	$819,195

Fixed Charges
Interest expense (1)	$324,225	$332,628	$304,216	$287,126	$350,299
Interest Portion of rent expense (2)	9,752	9,679	9,891	12,284	14,216
Fixed charges	$333,977	$342,307	$314,107	$299,410	$364,515

Ratio of Earnings to Fixed Charges	5.7x	4.6x	2.9x	3.2x	2.2x

(1)         Interest expense includes capitalized interest and amortization of deferred financing expenses.

(2)         For the years 2014 and 2013, interest portion of rent expense represents actual interest charges for Brilliance of the Seas operating lease. For all other rentals in the periods presented, we have assumed that one-third of rent expense is representative of the interest factor.